SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9/A

(Rule 14d-101)

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 3)

Fox Entertainment Group, Inc.

(Name of Subject Company)

Fox Entertainment Group, Inc.

(Name of Person Filing Statement)

Class A Common Stock, U.S. $0.01 Par Value

(Title of Class of Securities)

35139T107

(CUSIP Number of Class of Securities)

Lawrence A. Jacobs, Esq.

Fox Entertainment Group, Inc.

1211 Avenue of the Americas

New York, New York 10036

(212) 852-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Person Filing Statement)

With a copy to:

Richard I. Beattie, Esq.

Charles I. Cogut, Esq.

Gary I. Horowitz, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

(212) 455-2000

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Statement”) amends and supplements the Solicitation/Recommendation Statement (the “Schedule 14D-9”), filed on January 24, 2005 by Fox Entertainment Group, Inc., a Delaware corporation (“Fox”), as amended, relating to the tender offer by News Corporation, through its wholly-owned subsidiary Fox Acquisition Corp, a Delaware corporation (“Fox Acquisition Corp” and, together with News Corporation, the “Bidders”), to exchange 1.90 shares of News Corporation Class A common stock, par value $0.01 per share (including the associated preferred stock purchase rights), for each share of outstanding Class A common stock, par value $0.01 per share, of Fox (collectively, the “Class A Shares”), as disclosed in a prospectus and offer to exchange (the “Offer to Purchase”) filed on Schedule TO (the “Schedule TO”) and contained in a registration statement on Form S-4 (the “Form S-4”), each as filed by the Bidders with the U.S. Securities and Exchange Commission (the “SEC”) on January 10, 2005 (and as amended through February 8, 2005) on the terms and conditions set forth in the Schedule TO (collectively, the “Offer”).

Item 2. Identity and Background of Filing Person.

Item 2 is hereby supplemented by adding the following text as the last paragraph under the heading “Tender Offer” on page 3 of the Schedule 14D-9 (as amended):

On February 7, 2005, News Corporation issued a press release announcing the extension of the expiration date of the Offer from 12:00 midnight, New York City time, on February 22, 2005 to 12:00 midnight, New York City time, on March 4, 2005. A copy of the press release is incorporated herein by reference and is attached hereto as Exhibit (a)(35).

News Corporation also announced that the exchange agent for the Offer has advised that, as of 5:00 P.M., New York City time, February 4, 2005, an aggregate of approximately 1,099,398 Class A Shares have been tendered to News Corporation in the Offer. News Corporation stated that it anticipated that the vast majority of the Class A Shares that would be ultimately tendered in connection with the Offer would be tendered in the final few days before the final expiration date of the Offer.

Item 8. Additional Information.

The information contained in Item 8 of the Statement under the caption “Stockholder Litigation” is hereby amended and supplemented by amending and restating all of the paragraphs under that caption to read as follows:

Stockholder Litigation

Fox is currently aware of 17 purported class action complaints concerning the Offer that have been filed in the Court of Chancery of Delaware, New Castle County (one of which was voluntarily dismissed on January 19, 2005), two in the Supreme Court of New York, New York County and one in the U.S. District Court for the Southern District of New York against News Corporation and certain of its affiliates, Fox, and certain officers and directors of Fox. Copies of these complaints are filed as exhibits to this Statement.

Plaintiffs in these complaints seek, among other relief, class action status, injunctive relief against completing the Offer, rescission if the Offer is consummated, unspecified monetary damages and the payment of attorney’s fees. Although the specific allegations in the complaints vary, collectively the complaints allege, among other things, that:

•	the defendants breached their fiduciary duties in connection with the Offer;

•	the public filings made with the SEC in connection with the Offer contain incomplete, inadequate or materially misleading information; and

•	one or both members of the Special Committee are not disinterested and independent.

On February 7, 2005, the Court of Chancery of the State of Delaware entered an order that, among other things, consolidated the Delaware actions. A copy of the amended complaint for the consolidated

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action is incorporated herein by reference and is attached hereto as an exhibit. The Court of Chancery of the State of Delaware also entered an order establishing March 1, 2005, as the hearing date for plaintiffs’ motion for a preliminary injunction prohibiting completion of the Offer and the Merger.

Fox has engaged counsel to represent Fox, the members of the Special Committee in their capacity as members of the Special Committee and as individual directors with respect to these claims. Fox believes the lawsuits are without merit and intends to vigorously defend against them.

Item 9. Exhibits.

Exhibit No.	Description

(a)(35)	Press release of News Corporation announcing the extension of the exchange offer for all outstanding shares of Fox Class A common stock, dated February 7, 2005 (incorporated by reference to Exhibit 99.1 to News Corporation’s Current Report on Form 8-K filed February 8, 2005)

(a)(36)	Amended Complaint, In Re Fox Entertainment Group, Inc. Shareholder Litigation, filed in the Court of Chancery in the State of Delaware on January 27, 2005 (incorporated by reference to Amendment No. 5 to Tender Offer Statement on Schedule TO filed by News Corporation on February 8, 2005)

(a)(37)	Complaint of Gary Kosseff against Fox Entertainment Group, Inc., et. al. filed in the United States District Court for the Southern District of New York on February 8, 2005

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

FOX ENTERTAINMENT GROUP, INC.

By:	/S/ CHRISTOS M. COTSAKOS
Name: Title:	Christos M. Cotsakos Director and Member of the Special Committee*

Dated: February 9, 2005

*—Evidence of authority to sign on behalf of Fox Entertainment Group, Inc. is filed as an exhibit

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